EXHIBIT 99.1

For Immediate Release	Date: January 3, 2018
18-1-TR

Teck Provides Update on Fort Hills Project

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided an update on progress at the Fort Hills Project.
Suncor, as operator of the Fort Hills Energy Limited Partnership, has confirmed that during 2017, the mine, primary extraction, utilities and froth assets were commissioned. More than 80% of the Fort Hills plant is now operational and has safely run at full capacity through the test runs over the past four months. All three secondary extraction trains are mechanically complete with the first train in its final commissioning stage. First oil is expected in mid-January. The second and third trains are currently being insulated and expected to start up in the first half of 2018, as planned. Fort Hills remains on track to reach 90% capacity by the end of 2018.
The Fort Hills partners have resolved a previously announced commercial dispute. Suncor and Teck have each acquired an additional working interest in the Fort Hills project from Total E&P Canada (Total).
Suncor’s share of the project has increased from 50.8% to 53.06% and Teck’s share has increased from 20% to 20.89%. Total’s share has decreased from 29.2% to 26.05%. Suncor and Teck have funded an increased share of the project capital, in the amounts of approximately $300M and $120M respectively, commensurate with the additional working interests, which may be further adjusted in accordance with the terms of the Fort Hills partnership agreement, as amended, based on the parties’ respective contributions to project costs.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck and Suncor’s expectations regarding commissioning and future performance of the Fort Hills Project.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in construction, including due to weather or natural disaster, unforeseen site conditions, labour productivity below underlying estimates, labour disruptions, changes in the price of consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities law.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com